Exhibit (h)(7)(b)

AMENDMENT THREE

This amendment (the “Amendment”) between the parties signing below (the “Parties”) amends the Existing Agreement as of December 27, 2024:

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement between ALPS and the Trust dated September 10, 2018, as amended
“ALPS”	ALPS Fund Services, Inc.
“Trust”	ALPS Series Trust
“Funds”	As listed on Appendix A

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Article A and general terms in Article B.

IN WITNESS WHEREOF, the Parties have executed this Amendment by their duly authorized representatives.

ALPS Fund Services, Inc.		ALPS Series Trust, on behalf of Funds

By:	/s/ Bhagesh Malde	By:	/s/ Lucas Foss

Name:	Bhagesh Malde	Name:	Lucas Foss

Title:	Authorized Signatory	Title:	President

Article A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	The first sentence in Section 2 “ALPS’ Compensation; Expenses” is deleted and replaced with:

In consideration for the services to be performed hereunder by ALPS, the Trust on behalf of the Fund shall pay ALPS the fees listed in Appendix C hereto and as set forth in the fee letter(s) (a “Fee Letter”) which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement.

2.	All references to “Appendix C” are deemed to include the “Fee Letter.”

3.	A new services section is added to the end of Appendix B:

Tailored Shareholder Reports

•	Capture relevant data needed to prepare the Fund’s Tailored Shareholder Reports (“TSR”) from Fund accounting data maintained electronically by SS&C
•	Reconcile TSR data collected to N-CSR report values
•	Prepare each Fund’s TSR per class utilizing SS&C standard templates
•	Coordinate the review of TSR with the Fund’s auditor and filing of TSR with the SEC
•	Provide Fund online access to a Web Portal for read-only access
•	Notwithstanding anything in this Agreement to the contrary, the Fund has ultimate authority over and responsibility for all financial matters and related filings required for it to comply with SEC requirements

Article B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.
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